

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 29, 2007

Mr. Shane M. Bayless
Chief Financial Officer
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600
Houston, Texas 77002

   Re: Petrohawk Energy Corporation
     Form 10-K for Fiscal Year Ended December 31, 2006
     Filed February 28, 2007
     File No. 0-25717

Dear Mr. Bayless:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.   We note your statement here and on page five that you "replaced approximately 402% of [y]our production organically." Due to the variable components of this reserve replacement measure, please expand your discussion to address each of the following, without limitation.

- Describe how the measure is calculated. We would expect the information used to calculate this measure to be derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of FAS 69.

- Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped). It is not appropriate to calculate this measure using:

  o   non-proved reserve quantities, or,

  o   proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

- Identify the reasons why proved reserves were added.

  o   The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

- Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

- Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

- Disclose how management uses this measure.

- Disclose the limitations of this measure.

Consolidated Statements of Operations, page 49

2.   We note that you present stock-based compensation as a separate component of General and administrative expense. Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees. Refer to Topic 14:F of SAB 107 for further guidance.

1. Summary of Significant Events and Accounting Polices, page 53

3.   We note your disclosure that the "net capitalized costs of proved oil and natural gas properties are subject to a full cost ceiling limitation in which the costs are not allowed to exceed their related estimated future net revenues discounted at 10%, net of tax considerations." Please expand your disclosure to explain how and when you test your unevaluated property for impairment and the results of your impairment test for the periods presented. Refer to Rule 4-10(c)(3)(ii) of Regulation S-X.

2. Acquisitions and Divestitures, page 60

4.   We note that you provided narrative description of the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date. Please tell us how this complies with paragraph 51(e) of FAS 141 and Appendix C, Illustration 1 which requires a condensed balance sheet. In addition, please disclose the amount of goodwill that is expected to be deductible for tax purposes in accordance with paragraph 52(c)(1) of FAS 141 or otherwise advise where like disclosure is provided.

Supplemental Oil and Gas Information, page 80

5.   Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed (i.e. property acquisition, exploration and/or development costs), as we

believe there is no provision for these separate line items in paragraph 21 and Illustration 2 of FAS 69.

Controls and Procedures, page 84

6.   Under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer's management, including its principal executive and financial officers. Please modify your disclosed definition of "disclosure controls and procedures" or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), if appropriate, to address this requirement.

Engineering Comments

Business, page 5

Overview, page 5

7.   Please reconcile for us the fact that you report you acquired 537 Bcfe of proved reserves in the KCS Energy acquisition but in KSC Energy's 2005 10-K they reported 443 Bcfe of proved reserves.

Oil and Natural Gas Reserves, page 7

Core-Operating Areas, page 8

8.   We note that you disclose a number of significant fields but you do not disclose production or reserve information from these fields. Please revise your filing to disclose this information for each field disclosed. We refer you to Item 102 of Regulation S-K.

9.   Please inform us if you have booked any proved reserves beyond one offset well location from a well with proved reserves in the same reservoir. If so, please tell us the circumstances of those cases.

10.   Please tell us if you have booked proved reserves for any infill well that you do not currently have the approved spacing order from the state regulatory agency. If so, please tell us the circumstances of those cases.

11.   Please send us a copy of your 2006 reserve report.
Comparison of Results of Operations, page 38

12.   Reconcile for us the 2006 production volumes you report here with those you report in the reserve reconciliation table on page 81.

Exhibit – Netherland Sewell & Associates Cover Letter of February 15, 2007

13.   It appears that in the Netherland Sewell & Associates' cover letter to the reserve report filed as an exhibit they state that approximately 21% of your liquid reserves are NGLs. These types of reserves typically carry a lower price than crude oil. Please revise your filing to disclose these volumes of production and reserves for the appropriate years and revise any production volumes that actually represent NGLs and not crude oil. Disclose the average price you received for this product during each period and adjust any current or future revenues as necessary.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief